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mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

March 2, 2010

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	ML Trend-Following Futures Fund L.P.
Form 10-K for fiscal year ended December 31, 2008
File No. 000-28928
Filed on March 31, 2009

Dear Mr. Woody:

On behalf of Merrill Lynch Alternative Investments LLC (“MLAI”), the general partner of ML Trend-Following Futures Fund L.P. (the “Fund”), thank you for your letter of February 4, 2010, providing comments to the above-referenced filing.  MLAI has reviewed your comments and has provided responses below.  For your convenience, MLAI has included your comments below in bold with the Fund’s corresponding responses following each comment.

Description of Current Charges, page 6

1.	We note your response to previous 4. Please confirm that you will revise future filings to clarify that the New Jersey filing fee may be adjusted to exceed the $250,000 maximum charge.

The New Jersey filing will not itself exceed $250,000. However an amount slightly in excess of $250,000 may be accrued in a particular year.  The Fund will disclose in future filings that the accrual for the fee in a particular year may be greater than $250,000.

2.
Refer to the table of charges on page 4.  Please tell us why you have excluded from this table the fees that were paid prior to June 1, 2007, such as performance fees and consulting fees.  Also, please tell us why you have excluded management fees from this table.

Mr. Kevin Woody
March 2, 2010

Management fees are not included in the table of charges because the Fund does not charge a management fee, but instead charges a "wrap fee," which is set forth in the table.  While the Portfolio Funds in which the Fund invests do charge management fees, these are not included in the table since these are not Fund expenses, and instead are reflected in the net asset value of the Fund’s  investment in each Portfolio Fund.  Performance fees are not included in the table for the period covered by the table prior to June 1, 2007 because the Fund was not subject to any performance fees for this period.  The amount of consulting fees for the period covered by the table prior to June 1, 2007 were not included because such fees were paid to the former commodity trading advisor for the Fund but are no longer expenses of the Fund.  Such fees are described in the table entitled “Description of Current Charges.”

3.
We note your response to previous comment 5.  Please confirm that your futures filings will include disclosure regarding fees similar to the explanation provided in the first paragraph of your response.

The Fund confirms that it will include such disclosure in Form 10-K filings for 2009 and subsequent years.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

4.
We note your response to previous comment 7. Please confirm that you will disclose net asset value as of the beginning or end of each quarter for each year reported, consistent with your current disclosure.  Also, please include a brief description of how you calculate net asset value and tell us how you plan to comply.

In Form 10-K filings for 2009 and subsequent years the Fund will disclose its net asset value at the beginning and end of each quarter.  The Fund calculates the net asset value per unit of each class of units as of the close of business on the last business day of each calendar month and such other dates as MLAI may determine in its discretion. The Fund’s net asset value as of any calculation date will generally equal the value of the Fund’s investments in the underlying funds as of such date, plus any other assets held by the Fund, minus accrued brokerage commissions, sponsor’s, management and performance fees, organizational expense amortization and any operating costs and other liabilities of the Fund.  MLAI is authorized to make all net asset value determinations.  A similar description of the method by which the Fund’s net asset value is calculated will be included in Form 10-K filings for 2009 and subsequent years.  Please note that athe Fund intends to include such disclosure in the Form 10-K under Item 1 (Business), rather than under Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations), because the descripton is relevant to the Form 10-K as a whole.

Mr. Kevin Woody
March 2, 2010

5.
We note your response to previous comment 8.  In response to previous comment 2, you indicate that 25% of your total portfolio was allocated to each of the Portfolio Funds.  Because your investment in each fund appears to be material, please revise your disclosure in future filings to show trading profit or loss attributed to each of the Portfolio Funds. Please tell us how you plan to comply.

The Fund confirms that it will  include such disclosure in Form 10-K filings for 2009 and subsequent years.

Exhibit 13.01 – Financial Statements

2.  Investments in Portfolio Funds

We have read your response to prior comment 12. Please revise your filing to include all financial statements required by Rule 3-09 of Regulation S-X.

The Fund will file an amendment to the Form 10-K for 2008, amending Exhibit 13.01 to include the audited annual financial statements of Portfolio Funds which as of December 31, 2008 were significant subsidiaries pursuant to Rule 3-09 of Regulation S-X.

*  *  *

If you have any questions, or require additional information in respect of any of the foregoing responses, please do not hesitate to contact the undersigned at (312) 853-7531.

Sincerely yours,

/s/ Mark Borrelli

cc:           Justin Ferri/MLAI